

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

October 22, 2009

Mr. Ira J. Lamel
Executive Vice President and Chief Financial Officer
The Hain Celestial Group, Inc.
58 South Service Road
Melville, NY 11747

> **Re:** **The Hain Celestial Group, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 9, 2009**
> **File No. 000-22818**

Dear Mr. Lamel:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement on Schedule 14A filed October 9, 2009

Proposal No. 2 – Approval of Our 2010-2014 Executive Incentive Plan

New Plan Benefits, page 15

1.   Please revise to describe the two year performance-based program that has been set up under the Plan as discussed on page 36 of the filing. Include the tabular presentation required by Item 10(a)(2) of Schedule 14A. If the amounts that may

be received by the relevant participants are dependent on future achievement of performance goals, disclose the range of amounts that may be payable for different levels of achievement and provide the information required by Item 10(a)(2)(iii) of Schedule 14A. We may have further comments after reviewing your response.

Compensation Discussion and Analysis

Long-Term Incentive Program, page 35

2.   We note your disclosure on pages 35 to 36 about grants to named executive officers other than Mr. Simon. Please revise to explain the rationale for the quantities of grants that were made.

3.   We note your statement that "For fiscal year 2010, the Company is adopting a two year performance-based program under the Executive Incentive Plan. Awards under this two year program will be payable if certain performance metrics are achieved. Such award may be paid in cash and/or full value shares at the discretion of the Compensation Committee." Please revise to disclose the performance metrics. Also, revise to disclose the range of amounts for each named executive officer that may be payable for different levels of achievement.

To the extent that you believe that disclosure of the performance metrics would result in competitive harm such that they could be excluded properly under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion. Please also note that to the extent disclosure of the metrics would cause competitive harm, you are required to discuss how difficult it will be to achieve them. Please see Instruction 4 to Item 402(b) of Regulation S-K.

Severance Agreements, page 38

4.   We note your statement that "The Compensation Committee recently approved changes to the form of change of control agreement that will govern all future change in control arrangements with the Company [emphasis added]." Please revise to disclose exactly when these changes were approved and clarify whether or not the changes apply to change of control agreements that were already in place at the time the changes were approved.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Norman Gholson at (202) 551-3237 or me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief